                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20546


                                 AMENDMENT NO 2


                                       TO

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934



                                  FONECASH, INC
--------------------------------------------------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


             DELAWARE                                            22-3530573
--------------------------------------------------------------------------------
  (STATE OR OTHER JURISDICTION                                (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NO.)


          90 PARK AVENUE, SUITE 1700, NEW YORK, NEW YORK      10016
--------------------------------------------------------------------------------
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)     (ZIP CODE)


Issuer's telephone number (212) 984-0641
                          --------------

SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:         NONE

SECURITIES REGISTERED UNDER SECTION 12(G) OF THE ACT:

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

                                   FORM 10-SB
                                TABLE OF CONTENTS

                                     PART I

ITEM 1   DESCRIPTION OF BUSINESS

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF CURRENT FINANCIAL CONDITION AND PLAN OF OPERATION

ITEM 3   DESCRIPTION OF PROPERTY

ITEM 4   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT

ITEM 5   DIRECTORS AND EXECUTIVE OFFICERS

ITEM 6   EXECUTIVE COMPENSATION

ITEM 7   CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

ITEM 8   DESCRIPTION OF SECURITIES

                                     PART II

ITEM 1   LEGAL PROCEEDINGS

ITEM 2   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON
         EQUITY AND OTHER SHAREHOLDER  MATTER

ITEM 3   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ITEM 4   RECENT SALES OF UNREGISTERED SECURITIES

ITEM 5   INDEMNIFICATION OF DIRECTORS AND OFFICERS

ITEM 6   FINANCIAL STATEMENTS

                                    PART III

ITEM 1   INDEX TO  EXHIBITS

ITEM 2   DESCRIPTION OF EXHIBITS


                                       2
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ITEM 1 -BUSINESS


Fonecash, Inc. (the "Company") was incorporated under the laws of the State of Delaware on August 7,1997 and is in its development stage. It has had no operating revenues to date. The Company incurred operating losses of $554,191 from Inception to December 31,1999. The Company spent a total of $52,906 on Research and Development from Inception to December 31,1999. The Company expects its accumulated deficit to grow for the foreseeable future.


The Company's Operations to Date

The Company has developed a system of processing credit cards for an under served community of low volume merchants and in-home salespersons consisting of a terminal and a system of computers, utilizing established communications networks, both wired and wireless, for processing the data from credit and debit cards.

Terminals are electronic collectors of credit and debit data from the magnetic stripe on cards. In the case of debit and credit cards the Fonecash system collects the data from the magnetic stripe when a merchant accepts the card for payment of goods or services. This data is transmitted to processors where the validity of the card number is confirmed and the amount of the purchase is authorized to the cardholder's account. Settlement occurs when the collected and stored data is sent to the card issuing bank which charges the customer's account and electronically deposits payment in the merchant's bank account, usually within 24 - 48 hours.



The Company intends to market a product line and a complete processing system that is high quality and simple to operate, because the Company, and not the individual merchant, takes the responsibility for closing the day's receipts and uploading the data to a third party payment processor, such as Paymenttech, Visanet, or First Data Resources, for settlement. This results in payments being deposited in the merchants' bank account within 48 hours. Because the Company not only provides a terminal, but also, provides a service that facilitates the collection of daily payment receipts, and transmits these electronic receipts for payment and deposit of funds to each merchant, the Company believes that it will be able to compete with the current makers of terminals, who only sell terminals, but also with payment processors who only support terminals which transmit credit card data to them only after the merchant has manually collected the day's electronic receipts which are then transmitted to the payment processor.



The Company intends to establish up to three master distributors in the United States with the most likely candidates being current Independent Sales Organizations (ISO's) who are already engaged in the business of distributing automated credit card processing terminals to established merchants who have been approved by their sponsoring banks. These ISO's have trained commissioned sales persons and have an interest in placement of any terminal in the market regardless of manufacturer.


The Company has never operated under any other name, nor has it ever been involved with any bankruptcy, receivership or similar proceeding or engaged in any material reclassification, merger, consolidation, or purchase or sale of assets.


On October 10, 1997, the Company signed a consulting agreement with Advance Data Information, Ltd., (hereinafter "ADI"), located in Taipei, Taiwan, to act as the research and development division, supplying the design engineering for the hardware and the software of the Company's products. ADI is a privately owned company of Dr. John Wu, a U.S. citizen, and a director/stockholder of the


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Company, who employs eight engineers in all stages of the engineering process from concept to design of hardware and operating systems to selection of a manufacturer and inspection and quality control of the final product. In return, the Company shall have exclusive ownership rights to any and all products that are developed as a result of this agreement. The Company has issued 200,000 shares of its common stock at par value to Dr. Wu in return for this Agreement, and the Board of Directors voted to issue another 1,800,000 shares at par value in return for services renedered by Dr. Wu from Inception to December 31, 1999.


On November 1, 1997, the Company entered into a License Agreement with Mr. Thomas J. Ulrich by which it acquired exclusive, worldwide rights to U.S. patent No. 4,803,719, dated June 4,1987, which provides a method for powering telephone devices directly from the telephone line without external power. The patent runs until the year 2004. The Company has agreed to pay Mr. Ulrich a signing bonus of $5000 and another $25,000 upon first funding from an Initial Public Offering. To date only $5,000 has been paid. The agreement also provides for a royalty of 3% of the gross sales of all licensed products and an annual minimum fee of $10,000 in 2000 and $20,000 for each year thereafter. This annual minimum fee is due only if royalties do not meet the minimum sales of $10,000 in 2000 and $20,000 for any of the subsequent years. In addition, minimum sales revenues of $500,000 for the year 2000 ranging to $2 million in sales for the year 2003 and thereafter were agreed to. If minimum sales targets are not met, the License Agreement can be canceled, or modifications to this Agreement can be discussed between the Licensor and the Company mutually acceptable to both parties. This patent allows the Company to make an electronic terminal that can be used by merchants when payment is made with a credit or a debit card. The terminal is called "fonecash" and, in conjunction with the Company's servers which are connected to a payment processor, is flexible enough to expand into many markets, including the hospitality industry, mobile sales organizations, multi-level marketing companies, home shopping, home banking, secure movie payment, pre-pay card activation and many similar applications.



On February 4, 1998 the Company entered into a consulting agreement with East Coast Entertainment, Inc. ("ECE") requiring payments of $50,000 per year in monthly installments once the Company attains gross revenues of $300,000.ECE has agreed to perform administrative duties including, but not limited to, publicity, advertising, public relations, investor relations programs, news releases, hiring of all necessary outside contractors for any specialized projects, printing and development of the Company's annual reports, preparation of any design, print or art work, camera ready art, distribution of reports and corporate releases to State and Federal securities agencies. ECE is entitled to $100,000 annually once the Company achieves $500,000 in gross revenues. ECE is entitled to participate in the Company's stock option plans and group health plans pursuant to the same terms that apply to all senior key executives and other employees of the Company. The agreement is renewable annually for a period of ten years. No expenses have been recognized under this arrangement for the period ended December 31,1999.



Much of the Company's effort from inception to the present has been focused on the design and engineering of the products, and the making of molds for the volume manufacturing process. The Company has spent a total of $52,906 on research and development during the last two fiscal years. To date the Company has produced two terminals; one is a desk model and the other is a hand-held model similar to a cell phone. The Company has completed the manufacture of 1000 terminals which are to be used for the actual field trials of both models with potential customers. Before manufacturing, testing for Federal Communications Commission (FCC) approval was completed and the Company's terminals are certified for Parts 15 and 68 of the FCC Rules & Regulations (Code of Federal Regulations, 47, Parts 15 & 68) which pertain to all devices that are attached to the telephone network in the United States. Although the Company has sold none of its products during this development stage, the terminals are now ready to be sold.


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Also, much of the time from inception to the present the Company has been involved in the raising of capital. From June 1998 to early 1999, the Company sold 502,500 shares of common stock to accredited investors for a total of $167,750, pursuant to Section 4(2) of the Securities Act of 1933, as amended. Then, from April 1999 to December 31, 1999, the Company sold 657,372 shares of common stock for $621,455 pursuant to a Regulation D, Rule 504 offering, and finally in 1999, the Company sold 143,133 shares of common stock to non-U.S. citizens for $133,050, pursuant to Regulation S of the Securities Act of 1933, as amended. These funds were used for development of the Company's products, marketing activities, working capital, and investments.

The Company purchased 1 million shares in an Internet company called TradeandSwap.com. The Company paid $50,000 for an 8% share of the total outstanding stock. Management of the Company believes that its technology could be used for processing credit and debit cards for services purchased at various Internet sites and, therefore, believes that this constitutes an active investment in a site that would use its products and services. Management believes that the Company can benefit from having a stake in an Internet company with the potential of profits and that this purchase would add value to the investment of the shareholders of the Company.

Another intended use of the funds was for possible acquisitions. The Company's philosophy has been to search for targets of opportunity that would provide revenues and services. Management believes that if the Company could gain revenues and needed equipment or services by an acquisition, it would not have to spend funds to create that same needed equipment or service. The Company has searched for companies with a marketing and sales force, or with revenues and communication equipment.

The Company has considered acquiring its partner in Taiwan, ADI. The Company believes such an acquisition would help satisfy its permanent need for a research and development division in order to stay ahead of the fast changing developments in the telecommunications industry which is the backbone of the Company's transmission network.


Another potential acquisition is a company in Florida, Fusion Capital, an Independent Sales Organization (ISO), which was formed in 1996, and has been in the business of placing credit card terminals among merchants and has a trained sales force and proven revenues. Such an acquisition would alleviate the need for the Company to recruit, hire and train its own sales force for the placement of the fonecash terminals.



Pursuant to a letter of intent dated June 5, 1999 between the Company and Fusion Capital Corp. ("Fusion"), a Florida corporation, the Company agreed to purchase a majority of the common stock of Fusion Capital Corp. ("Fusion"). The Company simultaneously issued a loan to Fusion of $37,000 to be granted in 10 installments of $3,700 from June 14,1999 through August 16,1999. Ten separate promissory notes of $3,700 were executed, each providing for interest at a rate of 6%, and each of the ten notes payable within 12 months from the date of issuance with the first payment due on June 14, 2000. The balance due on the notes was $37, 990 as of December 31, 1999 includes accrued interest of $990. Discussions on the proposed acquisition have commenced but no definitive terms have been agreed upon.



                                       5
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The Company, however, has reached no substantive stage in its discussions with any potential target, nor to merge or acquire any company. While there have been discussions about several possible mergers, much depends upon the Company's approval for public trading of its stock since any merger would take place only with the issuance of cash and stock in order to conserve cash while making the best use of its publicly trading stock. Each potential acquisition may dilute investors' ownership through the issuance of additional shares of the Company's stock, but a positive effect on the Company's balance sheet could occur from the added value created as a result of each acquisition. There can be no assurance, however, that these acquisitions will favorably affect the Company or its shareholders.

The Company's Target Market

The Company believes that the following four potential markets for its products and system will experience the highest benefit and, therefore, these potential markets are the first priority for the Company's future sales efforts. While the Company has sold none of its products or services into these markets, the Company believes that the benefits of its products and services will increase the potential of sales to these specific targets.

         1. TRAVELING SALES REPRESENTATIVES. The Company anticipates that a large market for the fonecash terminal will be the traveling sales representative. fonecash is portable and ideal for this application. The salesperson carrying this unit could be selling cosmetics, household products, insurance policies, encyclopedias or a number of other items. After a demonstration of products or an explanation of services, the in-home salesperson could accept payment by credit or debit card by merely attaching the fonecash terminal to the standard telephone. While the Company has not sold any of its products to in-home sales persons, it believes that use of the fonecash terminal by in-home salespersons represents a significant potential.


         2. HOME INSTALLED UNIT. The Company believes that new programs such as secure Pay Per-View TV, home banking, home shopping clubs, groceries delivered to the home, restricted Internet access, payments of income taxes, and a variety of other programs, that demand some form of pre-payment will become increasingly prevalent. Payment by means of a verified and authorized credit card will be available through the fonecash terminal. The telephone system is the largest wide area network (WAN) in the world and its use in connecting to almost every merchant gives the fonecash terminal the capability to act as a payment device for most any service. The fonecash terminal is user installed, cheap enough to be considered a give-away item, and will be positioned to address multiple markets because its Interactive Voice Response (IVR) system which will be installed on computers will be designed to handle up to thousands of separate customers. Payment using a terminal is superior to speaking the credit card number to a merchant on the telephone because one is not revealing the credit card number to a unknown person, thus avoiding one of the ways credit card numbers are stolen and sold to thieves who can use the data to make purchases or sell the data to others who will use the credit card fraudulently.


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         3. PRE-PAY CALLING CARD ACTIVATION. The Company believes that the pre-pay telephone calling card market has been evolving for years and that such cards are now used widely in developed countries. In the United States, pre-pay telephone calling cards are often sold behind the counter at small merchant locations such as neighborhood 7/11 or gas station convenience stores. Since the cards are delivered ready to be used by anybody, this has created the problem for the merchant who has to protect these cards from being stolen and therefore has to keep the cards behind the counter out of sight of the potential customers. The better arrangement would be to have the card located on stands throughout the store instead of behind the counter. The fonecash terminal solves this problem. When installed on the merchant's telephone line, the fonecash terminal allows the merchant to swipe the telephone card after it has been purchased and activate the card by swiping it through the fonecash terminal. This advantage means the merchants can place cards anywhere in the store knowing they are useless plastic until activated by the terminal. The use of the fonecash terminal to activate cards also gives the provider other unique advantages such as tracking sales, recharging cards on the fly, credit card purchases for cards, credit card authorization services, and many other new services.


         4. LOW VOLUME MERCHANTS These are merchants with fewer than 20 credit card transactions a month. These merchants have the ability to take credit cards in payment for purchase of goods and services because various banks have opened up merchant bank accounts for these merchants. These merchants, however, have no electronic transaction terminal. These merchants take credit card transactions by making a paper impression of the card, then, after having the cardholder sign a receipt, they take these paper receipts to a bank where they are then processed with the funds being received in the merchant's account 4-5 days later. The process is long and the delay in depositing the funds causes serious cash flow problems for the merchant. Because the Company makes and will market a high quality, simple to operate terminal, it anticipates that it will be able to attract many of these low volume merchants who are seeking a fast, simple and easy to operate solution to their processing needs.


The Company's Future Strategy

The Company's goal is to establish itself as a prominent force in the automated transaction industry by pursuing the following strategies:

o Develop other markets for transaction automation, such as in-home sales and the home market, wireless transmission and accessing Social Security benefits and payment of income taxes.

o Target the low volume, paper based merchants which the Company estimates number approximately 1.3 million accounts by some 83 banks and financial institutions in the United States.

o Develop opportunities for transaction automation in the international payment processing market, which the Company believes is largely untapped and potentially larger than the U.S. market.


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o        Entering new segments of the payment processing market by developing terminals for in-home use to transfer money onto pre-pay telephone cards.

Management of the Company believes that the foregoing factors are the key elements of its operational strategy.

Sources of Revenues

Through December 31,1999, the Company had received no revenues from operations nor has it sold any of its products. If the Company can realize its goals as set forth above, revenue could potentially come from fees that merchants and banks would pay to the Company for its terminals and use of its processing system.

Manufacturing



The manufacturing of the Company's products is done by Yue-Shoung, Ltd. an electronic manufacturer of telephones and telephone equipment, located in Taiwan, with revenues of $250 million in 1998. This supplier makes a line of electronic products, including touch screen displays, close-circuit video security systems, video telephones and similar electronic products. The Company has no relationship with Yue-Shoung other than as supplier to buyer, nor is there a contractual relationship of any kind. Manufacturing is done under a purchase order issued to Yue-Shoung by Advance Information Data (ADI), Taiwan, which terms of payment are one-third cash deposit at the start of making the mold for production of the plastic housing; one-third cash payment at the start of the production run, and one-third cash payment at the completion and inspection of the final product. The Company reimburses ADI for payment made under its existing agreement with ADI for consulting and procurement services.


Marketing Strategy


The Company intends to establish up to three master distributors in the United States with the most likely candidates being current Independent Sales Organizations (ISO's) who are already engaged in the business of distributing automated credit card processing terminals to established merchants who have been approved by their sponsoring banks. These ISO's have trained commissioned sales persons and have an interest in placement of any terminal in the market regardless of manufacturer.


The Company intends to engage a firm in 2000 to create promotional brochures regarding the Company's terminals and services, emphasizing price, quality and support services. This material is expected to be sold at cost to distributors to be used in their sales presentation. Annually, the Company plans to participate in 4 to 6 forums and exhibitions, such as the Retail Merchants' Show, the Debit Forum, the American Bankers' Association, the Fraud and Security Forum, the COMDEX show, where wireless products and innovative computer and telecommunication products are presented, and the Food and Restaurant exhibition. The Company also intends to engage a firm to design and place advertisements in several of the industry's leading publications, including Credit Card Management, the Blue Book Directory of the Credit Card Industry and P0S News, a monthly publication from Faulkner & Gray, a publisher in New York.

The Company's own marketing executives also intend to visit executives and decision makers among the banks and processors. At this level, cost and performance are top priorities, as banks are looking for solutions to overhead and insisting that any change results in increased profits. At this time, the Company


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intends to focus on marketing only one core product that it strongly believes is needed and wanted by banks that have a problem with the cost of processing paper receipts.

The Industry

The industry is generally referred to as the transaction payment industry and is divided into two major segments. In one segment are the manufacturers of hardware, known as terminals, which are electronic devices for capturing the data from some medium, such as a magnetic stripe on a plastic card, or from data stored on a microchip embedded on a plastic card.

In the other segment of this industry are the transaction payment processors, such as First Data Corporation (FDC), Paymentech, Nova Information Systems and several other smaller processors, who, when the data from these terminals is transmitted to their computers by wired or wireless transmission, verify the card as being valid and authorize the purchase for the specific amount indicated by the merchant.


The Verification, Authorization and Settlement Process



When a consumer presents a Visa or Mastercard to a merchant in payment for goods or services, the clerk swipes the card through an electronic terminal that connects by phone lines to a card processor (FDR, Paymentech, or others) whose servers access the Visa/Mastercard network to get verification that the card is valid and to get authorization for the amount to be charged to the cardholder so that the amount does not exceed the cardholder's credit limit. If the authorization transaction succeeds, the cardholder's bank that issued the credit card will put a "hold" for the purchase amount so that, when the settlement or deposit transaction takes place, the funds will be available to pay the merchant. An approval number is generated and the merchant has the cardholder sign a receipt which is kept on file by the merchant for up to six years.



Settlement can take place at any time, but typically, it is done at the end of the merchant's work day. All the credit card transactions since the last settlement period will be communicated to the payment processor's servers over a phone line. The payment processor submits a "Deposit Transaction" through the Visa/Mastercard network, in effect debiting the amount of the purchase from the cardholder's card issuing bank and depositing these funds into the merchant's sponsoring bank. It all takes place in minutes or seconds depending on the transactions to be settled.


The FoneCash System


Currently there are two models of the fonecash terminal, one a desk model and another is a hand-held model which are manufactured by Yue-Shoung, Ltd. in Taiwan, and available for sale by the Company unlike any similar terminal in the market. Fonecash terminals operate on a different system than the terminals currently sold by its competitors, utilizing an Interactive Voice Response (IVR) network which means that the merchant is being prompted through the various steps involved in taking credit cards for payment of goods and services and connected to the Company's servers which uses commercially available software developed and certified to connect to various payment processors, such as First Data Resources


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and Paymentech, who then, connect to the Visa/ Mastercard networks for verification, authorization and settlement services. The process of verification, authorization and settlement is the same for the Company's system, except that the Company's servers are in-between the Company's terminals and the payment processor's servers. The Company believes that this will eliminate the resistance of the payment processors to certifying new terminals because their servers do not "see" what terminal is transmitting data; all their servers see is a stream of data from another server (computer). The Company's system is intended to capture the transactions of small merchants onto its servers and bundle the transactions together for settlement so that the volume is greater and thus become more attractive to the payment processors because of the increased transactions which translated into a rise in revenues.


Competition


The Company does not believe that it faces competition from existing manufacturers or payment processors which operate in the traditional transaction processing industry because those companies are not interested in low volume merchants, and low volume merchants resist the cost related to automated terminals. The Company intends to target the very segment of the market which these companies neglect because of their low volume. Management believes that the fonecash system's simplicity and ease of operation will make it attractive to these merchants even if they are able to obtain service from the larger companies offering terminals and payment processing services. Moverover, the Company knows of no other companies planning to target this market niche or which offer both terminals and payment processing services under one system.


Terminal Manufacturers


According to The Nilson Report, a bi-monthly publication of the credit payment systems industry, in Oxnard, California, the leader among the terminal makers is Verifone, a U.S. based company, publicly held and since 1997, part of Hewlett-Packard. it is generally conceded that Verifone has market share of 65% of the terminal market worldwide, based upon delivery and installation of products.


Hypercom was founded in Australia, has a U.S. base in Phoenix, Arizona and is a privately held company. Management believes Hypercom is the second largest maker of on-line stationary terminals with approximately 16% share of the market for sale and installation of these electronic devices.

Lipman is an Israeli based maker of terminals and, since 1995 has gained some 10 per cent of the market for sales of these terminals.

Dassault and Ingenico are both French companies and, along with some other makers, such as Goldstar of South Korea, make a line of terminals used mostly in these companies respective domestic markets. The Company believes their sales amount to no more than 10,000 units a year. These three makers, along with all the other smaller firms, amount to 9% of the market for terminals.


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Payment Processors - Barriers to Entry



All credit cards transactions must be cleared through a transaction payment processor, and all automatic credit card terminals which connect directly to the computers of the transaction payment processors must be certified by the transaction processor. Certification involves testing the capabilities of the terminal software by repeated transmission of test data which simulate real transactions, in order to prove to the transaction processor that the terminal software is compliant with all requirements of the processor's computer system. Transaction processors are not anxious to fully certify and support new transaction equipment because it is expensive to provide customer assistance to a large number of terminal models. Every piece of newly certified terminals translates to higher training cost for their customer service personnel and, therefore, they try to stick with one piece of equipment.



Strategies to Overcome Barriers to Market



The Company believes that the resistance of the transaction processors to the introduction of new terminals is overcome because the fonecash terminal is not supported by the processor but by the Company. The processor merely receives a stream of data in digital form from the Company's computers for the benefit of low volume merchants with merchant account numbers who would not be utilizing the processors because of the lack of an electronic terminal. These low volume merchants represent an enlarged customer base for the processors, acquired with very little effort or expense on their part.



In addition to a different method of handling the processing of data, the Company makes a line of products that are simple in design; do not need an external power source and are as easy to operate as an ordinary telephone. The combination of these factors the Company believes are sufficient to overcome opposition from the established payment processors and the resistance of low volume merchants to the purchase of more expensive equipment and services.


Risks from Competitors


Even though the Company believes it has strategies to overcome barriers to entry into this industry and that it has no direct competitors in its specific target market, the terminal manufacturers and the payment processors have longer operating histories and significantly greater financial, technical, marketing and other resources than the Company. Many of these companies have extensive customer bases and strong customer relationships that they could leverage, including relationships with the Company's potential customers. These companies also have significantly more established customer service organizations than the Company will be able to develop. In addition, these companies may adopt aggressive pricing policies. There can be no assurances that that the Company will be able to counter the impact or the level of the pricing.



In addition, the Company often faces additional competitive factors in foreign countries including, preferences for national makers of terminals, difficulties in obtaining necessary certifications and government tariff policies. Finally, the Company believes that it will need to continue to introduce products containing


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enhanced features and additional application software programs in order to remain competitive. There can be no assurance that the Company will he successful.


Additional Risks Factors

An investment in the Company's common stock involves a high degree of risk. Investors should consider the following risk factors and the other information in this registration statement carefully before investing in the Company's common stock. The Company's business and results of operations could be seriously harmed if any of these risks actually happen.

1. The Company's Limited Operating History May Prevent it From Achieving
Success.

The Company's inception date was August 1997. It has a limited operating history, which may prevent it from achieving success. The Company's has never had revenues and it operating profits are unproven. It will encounter challenges and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets. Chief among these challenges and difficulties are:

         o persuading banks to outsource their paper-based merchant accounts;

         o finding and hiring personnel with an expertise in computer software and hardware technology;

         o        banking;

         o        credit card processing.

The Company may fail to address any of these challenges and the failure to do so would seriously harm the Company's business and operating results. It has limited insights into trends that may emerge and affect the Company's business.

2. The Company has Incurred Losses and Expects Future Losses


The Company has experienced operating losses in each period since inception and expects to incur losses in the future. On December 31,1999, the Company had an accumulated deficit of $554,919. The Company expects to increase its operating expenses. As a result, the Company will need to achieve revenues and profits. The Company's failure to achieve revenues would seriously harm the Company's business and operating results. In fact, the Company may not have any revenue growth.


3. The Company Depends on the Growth of Its Customer Base

The Company's success is substantially dependent on the growth of its customer base of merchants and banks that use its products and system. If the Company fails to develop a customer base sufficient to ensure profits, its business and operating prospects would be seriously harmed. The Company's ability to attract customers will


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depend upon on a variety of factors, including the price and the quality of the
Company's service as well as the Company's ability to market its products and services effectively.

4. The Company Needs to Develop and Expand Its Sales and Marketing Capabilities.

The Company needs to expand its marketing and sales operations in order to increase market awareness of the Company's services and generate revenues. Competition for qualified personnel is intense, however, and the Company may not be able to hire enough qualified individuals in the future. The Company services require sophisticated sales effort targeted at senior management of banks and other potential customers. The Company has no assurance that it will be able to attract or hire the qualified personnel that it needs.

4. The Company Must Retain and Attract Key Personnel

The Company's success depends largely on the skills, experience and performance of the members of its senior management and other key personnel. The Company needs employees with knowledge of the credit card processing industry, Internet and computer technology, banking, and Internet security procedures. In the future, the Company's growth will depend upon its ability to attract and retain key management personnel.

5. Reliance on Key Personnel

The Company considers Daniel E. Charboneau and Dr. John Wu to be key employees. The loss of either of them could seriously harm the Company's business. The Company does maintain key man insurance on Mr. Charboneau and is in the process of establishing a policy for Dr. Wu. and, while these policies will protect the assets of the business , the loss of either of these employees will add a significant burden to the Company's future prospects.

Proprietary Rights


The Company licenses the manufacturing rights to the technology underlying a United States patent covering the fonecash terminal. The Company relies on copyrights to protect its operating system and various other software programs. The Company has registered the FoneCash trademark used in connection with its products and services in the United States. The Company relies primarily upon its know-how, rather than patents, to develop and maintain its competitive position. The Company enters into confidentiality agreements with its employees and third parties. However, there can be no assurance that others will not develop products and internal safeguards equivalent or superior to those of the Company, or that the confidentiality agreements and internal safeguards upon which the Company relies will be adequate to protect its interests


GOVERNMENT APPROVAL AND REGULATION

Government regulatory policies affect charges and terms for both private line and public network service. Therefore, changes in such policies which make it more costly to communicate on such networks could adversely affect the demand for terminals. The Company must also obtain product certification on the applicable communications network both in the United States and other countries. Any delays in obtaining necessary certifications with respect to future products could delay their introduction. In addition, the Federal Communications Commission requires that the Company's products comply with certain rules and regulations governing their performance. The Company believes it has complied with all such rules and regulations with respect to its existing products.

6. The Company Needs Future Capital

The Company needs to raise funds, and funds may not be available on favorable terms or at all. Failure to obtain funds on favorable terms could seriously harm the Company's business and operating results. Furthermore, if the Company issues additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of the holders of the Company's common stock. If the Company cannot raise funds on acceptable terms, it will seriously hamper its growth.

Special Note Regarding Forward-Looking Statements

This document contains forward-looking statements. These statements relate to future events or the Company's future financial performance. In some cases, one can identify forward-looking statements by terminology. For example, "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", or "continue", or the negative of these terms or other comparable terminology, indicate forward-looking statements. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, one should specifically consider various factors, including the risks outlined in the Risk Factors section. These factors may cause the Company's actual results to differ materially from any forward-looking statement.


Although it believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Accordingly, neither the Company nor any other person assumes responsibility for whether the forward-looking statements ultimately prove accurate. The Company will not update any of the forward-looking statements after the date of this registration statement to conform to actual results or to make changes in the Company's expectations that occur after the date this registration statement becomes effective.


EMPLOYEES


The Company employs 3 full time employees in Taiwan who are engaged in development and manufacturing of the Company's products and the development of the Company's software and operating system, namely, one hardware engineer, one software engineer, and one firmware engineer , all of whom are engaged in research and development and ongoing quality assurance. Mr. Charboneau and Dr. Wu, as the only other full time employees of the Company, have employment contracts. Mr. Charboneau, starting in December,1999 has received partial salary, but, as yet, Mr. Wu has not received compensation for his services. There are no part time employees.


ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

GENERAL

All phases of the Company's operations are subject to influences outside of the Company's control. Any one, or a combination, of these factors could materially affect the results of the Company's operations. These factors include competitive pressures, interest rates fluctuations, inflation, especially of parts and labor, and other market conditions. Forward-looking statements are made by or on behalf of the Company based on knowledge of its business and the environment in which it operates, but because of the factors listed above, as well as other commercial, environmental and business factors over which the Company has no control, actual results may differ from those in the forward-looking statement. Consequently, all of the forward-looking statements made are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected effect on the business and/or operations of the Company.


The Company was incorporated in the State of Delaware on August 7,1997 and acquired the rights to a patent that allowed the Company to develop a simple, portable electronic terminal that could be used by mobile merchants and in-home salespersons. The Company anticipates that it can generate revenues from sales of the terminals and from charges collected from each transaction. As of December 31,1999, no revenues have been generated from sales but management anticipates sales to commence in 2000 after real-time trials are performed with a select group of merchants and in-home salespersons.


The Company was started by Messrs. Daniel Charboneau, the Chairman of the Board and Chief Executive Officer, and John Wu, Director and owner of Advance Data Information, Ltd, a Taiwan based research and development company. Messrs. Charboneau and Wu have paid certain expenses on behalf of the Company from personal funds and from Mr. Wu's business. Also, The Company borrowed a total of $45,344 from related parties to fund its initial operations with a remaining balance of $26,586. (See Note 11 of the Financial Statements.) No amount over $60,000 has been borrowed from any related party.


For the period from inception through December 31, 1998, the Company's capital raised from the sale of its common shares totalled $85,385 of which $75,757 was used for working capital, legal and accounting expenses, and registering a domain name on the Internet. The cash balance at the end of this period was $9,628.

From January 1999 to April 1999, the Company raised additional seed capital for a total of $82,765, and then, during the remainder of 1999, the Company raised $621,455 through a private placement of its common stock under exemption provided by Rule 504 of Regulation D under the Securities Act of 1933, as amended. Finally, another $133,050 was raised through the sale of shares pursuant to Regulation S of the Securities Act of 1933, as amended. The proceeds were used to manufacture a starting inventory of terminals, marketing and sales activities, technical and engineering services, and working capital. The Company used these funds to register a web site located at www. fonecash.com. The Company has engaged Computer Solutions, located in North Carolina, to construct the web site encompassing products and services of the Company, as well as investor relations. The total capital raised from inception in 1997 until December 31,1999 was $922,255.




The Company's plan of operation for the next twelve months is as follows:


The Company plans to market its credit card processing service to merchants who are not able to get a bank to sponsor them as VISA/Mastercard merchants because they are too new, or low volume merchants who have sponsoring banks, but have no electronic terminal because of their resistance to the high prices for terminals and payment processing services associated with the leasing or purchase of these devices, and in-home salespersons who believe they can increase sales if they have a device for taking credit and debit cards.


In order to facilitate this plan, the Company aims to conduct a temporary trial, placing 400 terminals with low volume merchants of four merchant banks for a period of 30 days. Messrs. Mauti, Starr and Mosher will be responsible for the deployment and the logistics of shipment from the Company's inventory storage. Since the terminals are as simple to operate as a telephone, many of the terminals will be sent by UPS courier to all participating merchants along with a guide for usage. Any questions can be handled over the Company's telephone help-line.

The Company expects to conduct another temporary trial using 100 terminals with 2 groups of in-home salespersons for approximately 30 days. For the deployment of these terminals, the Company has arranged to use the sales force of Fusion Capital, a Florida based ISO. For merchants who the Company feels need special service because they have no experience using a credit card terminal, Fusion's sales personnel will conduct on-site visits, giving instructions and conducting a few actual transactions in order to familiarize the merchant with the system.

A thirty day period is reasonable because the Company believes that the average number of transactions that this type of merchant would have is less than twenty transactions a month. All of the arrangement for these trials have been made as have all of the participants. There are, however, no contracts for these trials, but these trials are taking place on the basis of oral arrangements between the Company and the participating merchants. The cost of these trials has been calculated to be $72.50 per terminal over the 30 day trial period.

After this trial period, the Company will analyze the results and conduct surveys and interviews with participating merchants to ascertain their satisfaction with the terminal hardware, with the ease of operating the Company's processing terminals, and any problems they encountered in receipt of payment for purchases. The Company believes that the outcome will be a high degree of satisfaction and that the merchant will want to continue to use the Company's terminal and processing system. Any terminals which have not been sold or leased will be returned to the Company's inventory. The Company will contact the merchants who are satisfied by the results of the trial for continued use and payment of service terms.


Armed with the results of these trials, the Company will use these results as the basis for a national advertising campaign, printing brochures which organize the trail data and evaluate the benefits of the Company's system to the niche market which is the intended target of the Company's marketing and sales efforts.



The Company will seek to add other low volume merchants who are customers of domestic banks and negotiate orders for installation of terminals with these merchants. In addition, the Company will seek to negotiate with existing in-home sales organizations such as Amway, Mary Kay, Avon, insurance companies and home health care providers for distribution and sales among their member distributors and sales force.



The purpose of these trials is not to prove that the terminals are capable of performing the task to which the Company will put them because these terminals are being made under U.S. patent issued in 1987 which has been proven in the general market. Any domestic telephone that accepts credit cards in payments for calls uses the electrical circuitry that is represented by this patent. The purpose of the field trials that the Company intends to perform is related to proving that the merchants will find the Company's terminals easy to use. The trials are scheduled with certain participants, including Amway distributors, insurance agents, low volume merchants who are customers of Nationsbank and Wells Fargo and in-home health care providers. The trials will be conducted for approximately 30 days, after which, costs and profits will be calculated and satisfaction of the using merchant will be collected and used for promotional purposes.



In order to implement its growth plans, including the trials referred to above, through the end of June 30, 2000, the Company must raise $500,000. After these trials have been completed successfully, the Company anticipates that it will obtain orders for its product and services which are then able to be financed through traditional methods such as Purchase Order financing, Account Receivable financing, or Letters of Acceptance.



In order to implement these additional strategies and to fund operations, the Company entered into an agreement with Sands Brothers & Co., Ltd., a Member of the New York Stock Exchange and an investment banking firm in New York pursuant to which Sands is to provide the Company with investment banking, consulting and other services. Under the terms of this agreement, Sands has agreed to organize a private placement on behalf of the Company to provide, through its investors, $3 million. As consideration for services provided by Sands under the agreement, the Company has agreed to issue Sands 1,250,000 common stock purchase warrants to be exercised at $0.75 over a period of five years. In addition, Sands will act as advisor to the Company for a period of three years for mergers and acquisitions, business transactions and financing transactions for which they will be compensated according to a fee schedule.



Capital Needs


The Company has entered into an agreement with Sands Brothers & Co, as described above, which management believes can provide sufficient funding for the Company's near term needs. Should additional funding be required, there can be no assurance that favorable financing terms will be available at the time such financing is desired. Further, poor financial performance may adversely affect the Company's ability to attract commercial lenders, investors, or investment bankers to underwrite any future financing or stock offering.


Year 2000 issues result from the inability of computer programs or computerized equipment to accurately calculate, store or use a date subsequent to December 31,1999. The erroneous date can be interpreted in a number of different ways. Typically, in the case of computers and microchips which have only two digits representing the year, the concern is that the year 2000 will be interpreted as the year 1900. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions.

The Company has reviewed the majority of its primary Information technology (IT) systems and its own manufactured products and is able to confirm that these systems and products are year 2000 compliant. While problems may become evident later on in year 2000, the Company believes the potential impact, if any, should not materially impact the Company's ability to continue activities.

ITEM 3 - DESCRIPTION OF PROPERTY

The Company owns no property. The Company's principal office is located at 90 Park Avenue, Suite 1700, New York, New York 10016 and consist of 600 square feet of space at a cost of $600 to $800 a month, depending on the level of secretarial services that are used. The Company leases an additional location of approximately 1200 square feet at 475 Dobbs Ferry Road, White Plains, New York where it houses computers and inventory on a two year basis with an option to renew for another two years. The monthly rental is $1,850.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT


The following table sets forth the stock ownership of each person known by the Company to be a beneficial owner of five percent (5%) or more of the Company's equity securities, each Director and executive officer individually and all Directors and Officers of the Company as a group. Each person has sole voting and investment power with respect to the shares shown unless otherwise indicated. As of December 31,1999, there were 5,303,005 shares issued and outstanding.



Name & Address                 Class          Amount Owned   Shares Beneficially
of Beneficial                                                 Owned % of Class
Owner
--------------------------------------------------------------------------------
Daniel E. Charboneau           Common           2,000,000           37.7
215 Central Park Ave.
Hartsdale, NY 10530

John Jiann-Shong Wu            Common           2,000,000           37.7
21 Street, 6 Fl, No.211
Chung-Cheng 4 Road
Kaoshiung, Taiwan

Carmine Auditore               Common             100,000            2.0
8 Bridlepath Drive
Old Westbury, NY
11568

Arthur Murphy                  Common              20,000            0.004
18 East Huron St.
Chicago,IL 60611

Total Shares of Officers and                    4,120,000           77.4%
   Directors as a Group


There are no arrangements either presently or planned that will results in a change of control of the Company.

ITEM 5 - DIRECTORS AND EXECUTIVE OFFICERS

NAME                            AGE        POSITION

Daniel E. Charboneau            67         CEO/Chairman/President
John Jiann-Shong Wu             47         Director

Daniel S. MacDonald             64         Director
Arthur Murphy                   64         Director
Carmine Auditore                53         Director
John Gill                       67         Vice President/CFO
H. Robert Mauti                 57         Vice President/Technical
Robert Mosher                   42         Vice President/Marketing
Gilbert Starr                   52         Vice President/Engineering


Mr. Charboneau has a five year employment contracts starting in August, 1997 and Dr. Wu a five year contract starting from July 1, 1999. (See Item 6-Executive Compensation)


All current directors were appointed to their office in February 1999 and will hold office until the next annual stockholders' meeting and until their successors have been elected or qualified or until their death, resignation, retirement, removal, or disqualification. Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the Board of Directors.

None of the directors holds other directorships in other reporting companies.

The Company's management comprises:

DANIEL E. CHARBONEAU, CEO/President/Chairman of the Board:

Mr. Charboneau is an experienced management executive with over twenty years of accomplishments in the area of marketing, sales, organizational development, manufacturing and profit-center responsibilities. He has worked with several multi-national companies, including Bechtel International where he was Organization Development Consultant from 1974 to 1980, and with 3M in Asia from 1980 to 1984. From 1984 to 1987, Mr. Charboneau operated as a consultant to U.S. and European businesses who were interested in investment in Asia. In 1987, in a joint venture with A&H, a jewelry maker in Rhode Island, Mr. Charboneau established a manufacturing plant in Taiwan whose products were exported worldwide. In addition to his duties on the Board of Directors, Mr. Charboneau directs the development of technologies, products, markets and manages business relations with Asian suppliers.


JOHN JIANN-SHONG WU, Director/Co-founder:

Born in China, Dr. Wu became an American citizen in 1978 and lives with his family in San Jose, California when he is not in Taiwan. Educated in Taiwan, Dr. Wu received His Master Degree in Computer Science from Florida Institute of Technology and his doctorate in Electrical Engineering from Leland Stanford Junior University. From 1975 to 1982 he was a Researcher with Taiwan National Science, and from 1982 to 1988 a Senior Engineer and Project Manager with General Electric Company in Singapore. From 1989 to 1990, he was a Project Manager with Digital Equipment Corporation and from 1990 to 1991 he was Senior Consulting Engineer with Hewlett Packard. Dr. Wu has designed many products, both hardware and software, and founded his R&D facility to promote better design of electrical and telephonic products. From 1991 to 1996, Dr. Wu was co-founder and Vice President of V-Star Electronics, then, from 1997 until present, Dr. Wu started his own advanced laboratory, Advance Data Information and became a co-founder in FoneCash.

JOHN P. GILL, Vice President & Chief Financial Officer:


Mr. Gill is a financial management professional, a Certified Public Accountant, as well as an attorney. Mr. Gill spent 23 years from 1966 to 1989 with The Ogilvy Group, as treasurer, Corporate Treasurer, and as a Director on the Executive Committee. Mr. Gill is specialized in setting up accounting and auditing procedures, as well as expert in establishing banking and investor relationships. Since 1989, Mr. Gill is semi-retired but works as a consultant on a project by project basis.


H. ROBERT MAUTI, Vice President, Systems Management and Product Support:


From 1984 to 1993, Mr. Mauti worked for with Omron Systems of America as Regional Systems Manager and personally installed the world's first Omron interactive touch video system for ATM equipment in the Western Hemisphere. Mr. Mauti has been in charge of large data systems with RCA, Indiana National Bank, and was Vice President and Manager of planing for on-line computer systems with Atlantic National Bank. Mr. Mauti was unemployed from November,1993 until June, 1995. Mr. Mauti works as a consultant and since June 1, 1995 is under contract with USPI Processing Inc. a software development company with contracts for the maintenance of various ATM's throughout the U.S. Mr. Mauti will be responsible for all in-house software programming and supports marketing and sales and technical reviews with clients and customers for the Company.


ROBERT MOSHER, Manager, Marketing and Sales:

From 1991 to 1994, Mr. Mosher worked as national manager or OEM products and services for Verifone, the largest maker of credit and debit card systems in the United States. From 1985 to 1991, he worked at National Cash Register Corporation as Major Accounts Manager. He was Group Manager at Computer Automation from 1983 to 1985 and serves as a marketing client/server solutions sales representative, using UMX, 0S2, Windows, and Oracle systems for health, government and information services From 1995 until the present, Mr. Mosher is currently employed as Marketing Manager for Globix Systems, a company that leases time on its computer and servers. Mr. Mosher will direct all in-house marketing and sale personnel, as well as giving guidance to distributors worldwide.

GILBERT  STARR, Manager, Engineering.

Mr. Starr holds a Ph.D in Electrical Engineering and is the author of many monograms and papers on microprocessors and computer applications. As president and owner of Micro Design Associates from 1974 to the present, he installed network office computer systems using Novel Network Lite and Novel Personal Netware. Mr. Starr will be in charge of all computer hardware systems as well as products manufactured in Asia or in the United States for the Company.

CARMINE AUDITORE, Director

Mr. Auditore has 17 years experience in the Marketing and Purchasing Divisions at J.C. Penny Co. His responsibilities included the scheduling, budgeting, development, purchasing, distribution and other matters related activities of all point-of-sale advertising materials shipped to over 1700 stores with sales of over 14 billion dollars throughout the United States. Since 1997, Mr. Auditore has been the sole owner of East Coast Entertainment which performs consulting in marketing, export, auto financing and ATM business.

DANIEL S. MACDONALD, Director

Mr. MacDonald has 22 years of experience in the mutual fund industry and is a Certified Financial Planner and holds licenses in real estate, insurance and securities. He has resided in Japan for from 1962 to 1972 as International Liaison for the Japanese Chamber of Commerce; he speaks Japanese fluently. From 1972 to 1986, he serves in various capacities with Oppenheimer Management Corporation, first in San Francisco as Regional Sales Manager and ending in New York as Senior Vice President and National Sales Manager. In 1989, Mr. MacDonald started MDIC, Inc. in Bronxville, New York, and for the last 11 years until present, remains as owner and manager of this financial services corporation specializing in mutual funds.

ARTHUR MURPHY, Director

Mr. Murphy has 10 years experience in South Korea as administrator of the Korean Association of Volunteer Agencies (KAVA), a community of voluntary agencies of the United States whose work was supported by both the Korean and American governments. In 1970, Mr. Murphy was employed as Assistant Assessor in the Office of the Cook County Assessor for Chicago and environs. In 1990 until the present, Mr. Murphy established Urban Real Estate Research, Inc, a company that performs services for individual property owners who seek adjustment to their real estate property taxes.

ITEM 6 - EXECUTIVE COMPENSATION


On August 7,1997, the Company entered into an employment agreement with its chairman and majority shareholder, Mr. Charboneau. Under the terms of this five year agreement, Mr. Charboneau shall receive a salary of $120,000 per year.
Mr. Charboneau has never been paid this salary and has elected not to accrue this back pay as a liability on the Company's books. The Company may terminate the agreement for cause with notice. Disability for up to two years at 100% of yearly salary is provided, and should Mr. Charboneau die during the term of employment, the Company shall pay his estate $250,000. The
Company pays for a keyman life insurance of $2 million, $1 million with The Travelers Group for term life policy, and $1 million with Nationwide
Insurance Company for a variable life policy. The Company is beneficiary in case of the death of Mr. Charboneau.


Mr Wu's contract of employment is essentially the same as the one for Mr. Charboneau, regarding benefits, but his annual salary is $105,000. (Please see complete agreement at Exhibit 10.7)



Currently, the other officers or key personnel receive no compensation and provide services to the Company on a no-fee, ad hoc basis. If the Company becomes profitable and produces commensurate cash flow from operations, the Company's Board of Directors will decide the level of compensation and the timing for the commencement of this compensation.

The Company currently has no employee stock option, annuity, or pension plans in place although the Company does intent to provide these benefits at some future date if it can establish sales and positive cash flow.

Directors do not currently receive any cash compensation.

ITEM-7- CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS



On October 10,1997, the Company entered into an agreement with Advance Data Information, Ltd. (ADI) for technical services in electrical engineering and software development. Dr. John Jiann-Shong Wu, the Company's director and co-founder, is the sole owner of ADI. The Company agreed to issue 200,000 shares of common stock at the signing of this agreement in return for services connected with the research and development of the Company's products. In addition, the Company shall have exclusive rights to any and all products developed as a result of this collaboration. Dr. Wu was also given a five year option to purchase 200,000 shares of common stock at 120% of the price of the initial public offering. Subsequently, in June, 1999, the Board of Directors approved a resolution issuing another 1,800,000 shares of common stock at par value in return for services rendered by ADI from Inception of the Company to December 31,1999.


On February 4,1998, the Company signed an agreement with East Coast Entertainment, a company owned solely by Mr. Carmine Auditore, a director of the Company, for professional consulting services relating to public relations, publicity, advertising, investor relations and development of the Company's printed material. After the Company attains gross revenues of $300,000, annual compensation of $50,000 shall be paid in 12 equal installments and after the Company attains gross revenues of $500,000, the annual fee will be raised to $100,000.

There are no other transactions between the Company and officers, directors or promoters of the Company.

ITEM 8 --DESCRIPTION OF SECURITIES

                                  COMMON STOCK

The Company is authorized to issue 20,000,000 shares of common stock at $0.0001 par value. The holders of the shares are entitled to one vote for each share held and are entitled to dividend when, and if, declared by the Board of Directors. No dividends have ever been declared. As of December 31,1999, common shares issued and outstanding totaled 5, 303,005.

There are currently no preemptive rights connected with the common stock.

                                 PREFERRED STOCK

The Company is authorized to issue 5,000,000 shares of no par value preferred stock. No shares were issued and outstanding as of December 31,1999. Each share of preferred stock is entitled to dividends when, and if, declared by the Board of Directors. There are currently no voting, conversion and liquidation rights, nor redemption or sinking fund provisions for the preferred stock.

                                     PART II

ITEM 1 - LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings threatened or contemplated against any of its officers or directors. In addition, the Company is not a party to any pending legal proceedings.

ITEM 2 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no public trading market for the Company's Common Stock. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board. No assurance can be given that such application will be approved and, if approved, that an active trading market for the Common Stock will be established or maintained.

As of the date hereof, there are 5,303,005 shares of Common Stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended.

As of December 31,1999, there were 157 shareholders of record of the Company's Common Stock.


The Company has entered into an agreement with Sands Brothers & Co. Ltd., by which the Company will issue Sands 1,250,000 Warrants, exercisable over a period of five years at a Warrant Strike Price of $0.75 each in return for Sands commitment to raise $3 million for the Company through a private placement.


While there are no restrictions that limit the Company's ability to pay dividends on common equity, the Company has not paid, and does not anticipate, paying dividends in the foreseeable future.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES


As of December 31,1999, the Company has 5, 303,005 shares of its common stock issued and outstanding of which shares were issued in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended, and were issued in transactions exempt by reason of Rule 504 of Regulation D and promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.


In connection with its formation, the Company issued a total of 4,000,000 at par value of $0.0001 to its two founders, Daniel E. Charboneau and Dr. John Jiann Shong Wu.


Commencing in June 1998 through December 31,1998, the Company raised seed capital of $82,765 through the sale of 204,500 shares of its common stock, and from January 1 through April 30,1999 $82,765 through the sale of 298,000 of shares of its common stock . This issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.


SHARES ISSUED TO:                  CLASS OF SHARES                   AMOUNT

Robert Ahr                              Common                        5,000
Carmine Auditore                        Common                      100,000
Harold Blachly                          Common                       20,000
Herbert Blachly                         Common                       20,000
Christopher Castaldo                    Common                      148,750
Jerry Castaldo                          Common                       10,000
Gerald Castaldo                         Common                        2,500
E.R. Chillag                            Common                        5,000
Leonard Cohen                           Common                       10,000
Donald Daigle                           Common                       40,000
Thomas S. Dean                          Common                       10,000
Barry Enders                            Common                       10,000
Michael Eggleston                       Common                        1,250
Rick Genzink                            Common                       40,000
Henry Hoffman                           Common                       10,000
Ernest Koeppen                          Common                       10,000
Joseph A. Lampe                         Common                       12,500
Marc LeFevre                            Common                          500
Timothy Lynch                           Common                        2,000
Jennifer E. Nelson                      Common                        5,000
Virgil R. Plagge                        Common                       10,000
Lindsey Perry, Jr.                      Common                       10,000
Glen D. Primeau                         Common                       10,000
Mitch Warnike                           Common                       10,000


On January 4,1999, the Company issued a Offering Circular pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended, for 660,000 shares of $0.0001 par value common stock at $1.50 a share. The offering sold a total 657,372 shares having been subscribed for a the total of $621,445. Because the Company offered discounts to all, and any, potential investors based on certain quantities of shares purchased. The formula, stated in the Offering Circular which was given to all potential investors, was:

                NUMBER OF SHARES                         DISCOUNT

                2500 - 4999                                5.0%
                5000 - 9999                                7.0%
                10,000-24,999                             13.0%
                25,000-49,999                             16.0%
                50,000 or more                            20.0%

The effective price, taking into consideration the discounts, of the stock offering was $0.95 per share.

Shares Issued to:                     Class of Shares                  Amount

Robert Arh                                 Common                       5,000
Rui Albuquerque                            Common                       1,000
Ralph Amanna                               Common                      15,000
Robert Amend                               Common                       9,506
Gene Aydt                                  Common                       5,000
Calvert Arthur                             Common                       2,000
Shad Ayoub                                 Common                       1,000
Vegan Badlian                              Common                       3,500
Glenn Baille                               Common                      10,000
Robert Blane                               Common                       5,000
Nelson Lee Blane                           Common                       3,100
Aeyal Bohodona                             Common                       1,000
Todd Bouton                                Common                       5,000
William Boyton                             Common                       2,500
Jerry Bratton                              Common                      10,000
Dennis Burroughs                           Common                       2,600
David Bulbow                               Common                         400
Joseph Bushman                             Common                       1,000
Joseph P. Camarda                          Common                       1,000
Joseph V. Camarda                          Common                       1,000
Rosemary Charboneau                        Common                       3,000
Keith Chesnut                              Common                       2,500
Robert Mark Chris                          Common                      10,000
Roy Clemes                                 Common                       1,000
Roy Victor Clemes                          Common                       1,000
Roberta Coco                               Common                       1,000
Gloria Conzett                             Common                       1,000
James Creglan                              Common                       1,000
Donald Daigle                              Common                      25,000
Darkenwald Family, L.P.                    Common                       1,000
Joseph DeRosa                              Common                       2,500
John Dewey                                 Common                       1,000
Andre Dobison                              Common                       2,500
Michael Dobison                            Common                       6,000

Milton Dobison                             Common                       1,000
Grace Donegan                              Common                       4,000
Dorothy Hawkins Trust                      Common                      10,000
Philip Drummond                            Common                       5,000
Dudley Larson                              Common                      10,000
James A. DuHaime                           Common                       7,500
Bryan Eisenhauer                           Common                       5,000
Heidari Farhad                             Common                       3,000
Douglas Fox                                Common                       1,000
G. Jehosehba Holdings, Ltd                 Common                      30,000
Harry Galekovich                           Common                       2,500
David Goldman                              Common                      10,000
George Geogatos                            Common                       1,000
George Gonzales                            Common                       1,000
John Gonzales                              Common                       1,000
Edmund Gould                               Common                       2,500
Daniel Griffin                             Common                      10,000
Elizabeth Hagger                           Common                       1,000
Steve Heckart                              Common                       2,500
Mele & Koloa Heimuli                       Common                       1,000
Henry Heyer                                Common                       1,000
Michael Himmelberger                       Common                       7,500
Alan Hochster                              Common                       2,000
Thomas Hudson                              Common                       1,000
Soane Huhane                               Common                       2,000
Wallace Hunt                               Common                       1,000
William Irvine                             Common                       1,000
Nick Iskanian                              Common                       2,500
Raghunath Jalapti                          Common                         300
Donald Kapan                               Common                       5,000
Mardiros Keoshgerian                       Common                       2,000
Elias Khalil                               Common                       5,000
Kitchen Studio of Monterey                 Common                       2,000
Ernest Koeppen                             Common                      12,300
Daniel Kowkabany                           Common                       2,500
Navin Kumar                                Common                       1,000
Peter Latu                                 Common                       4,000
In Lee                                     Common                      10,000
Aaron Lehmann                              Common                       1,000
Jeffrey Levinger                           Common                       3,000
Mark Lomazzo                               Common                       1,500
Steven Lynch                               Common                       2,000
Antonio Mangano                            Common                       5,000

Doyle McEacharn                            Common                       2,000
W.Bruce McEacharn                          Common                       5,000
Philip Melfi                               Common                       3,000
Derrick Miles                              Common                       1,000
Joseph Miller                              Common                      12,500
John Monnette                              Common                       2,000
B.R. Moore                                 Common                       1,000
Arthur Murphy                              Common                      20,000
Jennifer Nelson                            Common                       5,000
Donald Neuen                               Common                       1,000
David Nute                                 Common                       1,000
Gui Chul Park                              Common                       5,000
Peter Park                                 Common                       5,000
Rosa Park                                  Common                       5,000
Pio Park                                   Common                       5,000
Young Hee Park                             Common                       5,000
George Pedersen                            Common                       1,000
Jacob Perl                                 Common                      75,000
Robert Pendleton                           Common                       3,000
Lindsey Perry                              Common                       5,000
Dan Pettit                                 Common                       1,000
Larry Pickett                              Common                      10,000
Shams Pirbhai                              Common                       2,500
Joseph Ponchart                            Common                       5,000
Quality Filing System                      Common                       2,500
Andrea Ramirez                             Common                       2,000
Martin Ray                                 Common                       1,000
David Ruiz                                 Common                         666
J.E. Sanders                               Common                       1,000
Jay Schiesser                              Common                       5,000
Christine M. Sofranko                      Common                      25,000
Jay Hyung Son                              Common                      25,000
C. Scott Stanley                           Common                       5,000
Jonathan Studer                            Common                       3,000
Eleanor Svedi                              Common                       1,000
Thomas L. & Euna M. Sulzbach               Common                       2,000
Richard Thompson                           Common                      10,000
Ed Toon                                    Common                       5,000
James Trapp, Jr.                           Common                      10,000
Ronald Velarde                             Common                       1,000
Thomas Vellia                              Common                       4,000
Scott Walstead                             Common                       1,000
Mitchell Warnike                           Common                      10,000

Scott Warnike                              Common                       1,000
Francis Weber                              Common                       1,000
John Welker                                Common                      25,000
Gwen Whitcomb                              Common                       1,000
Brian Wilson                               Common                       1,000
Steven Zuckerman                           Common                       1,500
Gilles de Clerck                           Common                       5,000


From October, 1999 to December 31,1999, the Company sold a total of 143,133 sales of common stock pursuant to Regulation S of the Securities Act of 1933, as amended, to 4 non-U.S. investors for a total of $133,050. The holding period for these securities is one year.


Superior Enterprises                       Common                     118,133
Hung, Kuo-Chen                             Common                       5,000
Hsu, Huei-Ching                            Common                      10,000
Chen, Chih-Chung                           Common                      10,000


The Company has entered into an agreement, dated as of March 6, 2000, with Sands Brothers & Co., Ltd. pursuant to which it has agreed to issue to Sands Brothers warrants to purchase up to 1,250,000 shares of the Company's common stock at a price of $0.75 per share. The warrants are expected to be issued pursuant to Section 4(2) of the Securities Act of 1933 as not in connection with a public offering.


The Company's transfer agent is Manhattan Transfer Registrar Co., 58 Dorchester Road, Lake Ronkonkoma, New York 11779, (516) 585-7341.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to the Delaware General Corporation Law, officers and directors of the Company, as well as former officers and directors, are entitled to indemnification from the Company from any action or proceeding whether civil, criminal, or administrative, or investigative to the full extent permitted by law. No director or officer shall have any person liability to the Company or its stockholders from damages for breach of fiduciary duty as a Director or officer, except that the Directors and Officers may be held liable to the Company or its stockholders for acts or omissions which involve intentional misconduct, fraud or knowing violation of law of Delaware.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers and directors or persons controlling the Company pursuant to the laws of Delaware, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

           FINANCIAL STATEMENT (JANUARY1,1999 TO DECEMBER 31,1999)

INDEPENDENT AUDITOR'S REPORT                                29

BALANCE SHEET                                               30

STATEMENT OF INCOME (LOSS)                                  31

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY                32

STATEMENT OF CASH FLOW                                      33

NOTES TO FINANCIAL STATEMENTS                               34

                               STEWART H. BENJAMIN
                       CERTIFIED PUBLIC ACCOUNTANT, P. C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803
                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203


                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------

To the Board of Directors and Stockholders
FoneCash, Inc.
White Plains, New York

I have audited the accompanying balance sheets of FoneCash, Inc. (a Delaware corporation in development stage ) as of December 31, 1999 and December 31, 1998, and the related statements of operations, stockholders' equity and cash flows, for the years then ended and for the period from August 7, 1997 (inception), to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based upon my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statement are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FoneCash, Inc. as of December 31,1999 and 1998 and the results of its operations and cash flow for the years then ended and from August 7,1997 (Inception) to December 31,1999, in conformity with generally accepted accounting principles.

/s/ Stewart H. Benjamin
    Certified Public Accountant, P.C.

Plainview, New York
March 28,  2000

                                  FONECASH, INC
                          (A Development Stage Company)
                                 BALANCE SHEETS

                                     ASSETS


                                                       December 31   December 31
                                                           1999         1998
                                                        ---------     ---------
Current assets:
   Cash                                                 $ 208,702     $   9,628
   Notes receivable (Note 4)                               37,990
   Inventory  (Note 1)                                     45,143
   Prepaid expenses                                        25,000
                                                          316,835         9,628

Property and equipment, net  (Note 6)                      83,333            --

Other assets:
   Organization cost, net (Note 1)                            190           263
   Patent rights, net (Note 7)                              4,000            --
   Investment, related party (Notes 8 & 11)                50,000            --
   Cash surrender value of life insurance (Note 9)         17,732            --
   Deposits  (Note 8)                                         250            --
                                                        ---------     ---------
                                                           72,172           263
                                                        ---------     ---------
                                                          472,340         9,891
                                                        =========     =========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:

   Accounts payable                                     $   9,790     $     977
   Due to an officer/stockholder (Note 11)                 26,586        45,344
   Note payable (Note 10)                                   7,500            --
   Loans payable                                               --         5,000
                                                           43,876        51,321

Stockholders' equity(deficit): (Note 2)
   Preferred stock; $.0001 par value; authorized -
   5,000,000 shares; issued - none                             --            --
   Common stock; $.0001 par value; authorized -
   20,000,000 shares; issued and outstanding -
   5,303,005 shares in 1999 and 4,204,500 in 1998             530           420
Additional paid-in capital                                982,125        84,965
Deficit accumulated during the development stage         (544,191)     (126,815)
                                                        ---------     ---------
          Total stockholders' equity                      428,464       (41,430)
                                                        ---------     ---------
                                                        $ 472,340     $   9,891
                                                        =========     =========


              See accompanying notes and accountant's review report

                                 FONECASH, INC.

                          (A Development Stage Company)

                             STATEMENTS OF OPERATION

                                                                             Aug. 7, 1997
                                              Year Ended      Year Ended    (Inception) to
                                              December 31,    December 31,    December 31,
                                                 1999            1998            1999
                                              -----------     -----------     -----------
Cost and expenses
   Depreciation                               $    41,677     $        --     $    41,677
   Amortization                                     1,073              74           1,178
   Research and development, related party         52,906              --          52,906
   General and administrative                     333,336          95,137         460,046
                                              -----------     -----------     -----------

                                                  428,982          95,211         555,797
                                              -----------     -----------     -----------
Other Income (expenses)
   Interest income                                  1,606              --           1,606
                                              -----------     -----------     -----------

Net loss                                      $  (427,376)    $   (95,211)    $  (554,191)
                                              ===========     ===========     ===========

Primary and diluted loss per common share     $      (.09)    $      (.02)           (.13)
                                              ===========     ===========     ===========

Weighted average common shares outstanding      4,907,736       4,045,685       4,317,807
                                              ===========     ===========     ===========



              See accompanying notes and accountant's review report

                                 FONECASH, INC.
                          (A Development Stage Company)
                  STATEMENTS OF CHANGE IN STOCKHOLDERS' EQUITY
          FOR THE PERIOD AUGUST 7,1997 (INCEPTION) TO DECEMBER 31,1999

                                                                                    Deficit
                                                                     Additional   Accumulated
                                             Common      Stock        Paid-in        from
                                             Shares      Amount       Capital      Inception
                                           ---------    ---------    ---------     ---------
Balances, August 7, 1997 (Inception)                                 $             $
   Common stock issued for services
   and costs advanced, valued at $.0001
   per share                               4,000,000          400           --            --
   Net loss for the period                        --           --           --       (31,605)
                                           ---------    ---------    ---------     ---------

Balances, December 31, 1997                4,000,000          400           --       (31,605)

   Sale of common stock                      204,500           20       84,965            --
   Net Loss                                       --           --           --       (95,210)
                                           ---------    ---------    ---------     ---------

Balances, December 31, 1998                4,204,500          420       84,965      (126,815)
   Sale of common stock                    1,098,505          110      837,160            --
   Capital contributed for services               --           --       60,000            --
   Net loss                                       --           --     (427,376)
                                           ---------    ---------    ---------     ---------

Balances, December 31, 1999                5,303,005    $     530    $ 982,125     $(554,191)
                                           =========    =========    =========     =========


             See accompanying notes and accountant's review report.

                                  FONECASH, INC
                          (A Development Stage Company)
                             STATEMENTS OF CASH FLOW

                                                                                           Aug. 7, 1997
                                                        Year Ended        Year Ended      (Inception) to
                                                       December 31,      December 31,      December 31,
                                                          1999              1998               1999
                                                        ---------         ---------         ---------
Cash flows from operating activities
   Net loss                                             $(427,376)        $ (95,211)        $(554,191)
   Adjustments to reconcile net loss to net
     cash used in operating activities:
     Depreciation                                          41,667                --            41,667
     Amortization                                           1,073                74             1,178
     Cash surrender value of life insurance               (17,732)               --           (17,732)
     Common stock issued for services                          --                --               400
     Changes in assets and liabilities:
       (Increase) in inventory                            (45,143)               --           (45,143)
       (Increase) in prepaid expenses                     (25,000)               --           (25,000)
       (Increase) in utility deposit                         (250)               --              (250)
       Increase in accounts payable                         8,813               977             9,790
       Increase (decrease) in amounts due to
             officer/stockholder                          (18,758)           18,803            26,586
       Decrease in short-tern loans                        (5,000)               --                --
                                                        ---------         ---------         ---------
       Net cash used in operating activities             (487,706)          (75,357)         (562,695)
                                                        ---------         ---------         ---------

Cash flows from investing activities:
   Organization costs                                          --                --              (368)
   Purchase of property and equipment                    (125,000)               --          (125,000)
   Acquisition of patent rights                            (5,000)               --            (5,000)
   Increase in notes receivable                           (37,990)               --           (37,990)
   Investment in related company                          (50,000)               --           (50,000)
                                                        ---------         ---------         ---------
       Net cash used in investing activities             (217,990)               --          (218,358)
                                                        ---------         ---------         ---------
Cash flow from financing activities:
   Proceeds from short-term debt                            7,500                --             7,500
   Proceeds from sale of common stock                     897,270            84,985           982,255
                                                        ---------         ---------         ---------
       Net cash provided by financing activities          904,770            84,985           989,755
                                                        ---------         ---------         ---------

Net increase (decrease) in cash                           199,074             9,628           208,702
Cash at beginning of year                                   9,628                --                --
                                                        ---------         ---------         ---------
Cash at end of year                                     $ 208,702         $   9,628         $ 208,702
                                                        =========         =========         =========


             See accompanying notes and accountant's review report.

                                 FONECASH, INC.

                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The financial statements presented are those of FoneCash, Inc., a development stage company (the "Company"). The Company was incorporated under the laws of the State of Delaware on August 7, 1997. The Company has acquired the rights to market a patented electronic terminal that is used by retail merchants and in-home salespersons when payment is made with a credit or debit card. Revenues will be generated from sales of the terminals and from transaction charges to banks. No revenues have been earned as of December 31, 1999, but management anticipates sales to commence in the 2000 after real-time trials are performed with a select group of merchants and in-home salespersons.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

INVENTORY

Inventory is stated at the lower of cost or market, with cost determined on a first-in, first-out basis and market based on the lower of replacement cost or realizable value.

PROPERTY AND EQUIPMENT AND DEPRECIATION

Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using the straight-line method over the estimated lives of the assets. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income.

INTANGIBLE ASSETS

Intangible assets consist of organization costs and patent rights. Intangible assets are amortized on a straight-line basis over five years. Amortization expense for the year ended December 31, 1999 was $1,073.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's receivables due from an officer/stockholder is not practicable to estimate due to the related party nature of the underlying transactions and the indefinite payment terms.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

LOSS PER COMMON SHARE

Loss per common share is computed by dividing the net loss by the weighted average shares outstanding during the period.

NOTE 2 - STOCKHOLDERS' EQUITY

COMMON STOCK

Since the date of inception, the Company has issued 5,303,005 shares of common stock, 4,000,000 of which were for services and costs advanced, valued at $.0001 per share. These shares were issued to officers and directors of the Company. In 1999 the president of the Company contributed services to the Company valued at $60,000, as reflected in the statements of stockholders' equity.

Dividends may be paid on outstanding shares as declared by the Board of Directors from time to time. Each share of common stock is entitled to one vote.

PREFERRED STOCK

No shares of the Company's no par value preferred stock have been issued or are outstanding. Dividends, voting rights and other terms, rights and preferences of the preferred shares have not been designated but may be designated by the Board of Directors from time to time.

NOTE 3 - INCOME TAXES

There is no provision for income taxes since the Company has incurred net operating losses. At September 30, 1999, the Company has net operating loss carry forwards of $532,772, of which $501,167 may be available to offset future taxable income through 2019 and $31,605 may be available to offset future taxable income through 2012.

NOTE 4--NOTE RECEIVABLE

Pursuant to a letter of intent dated June 5, 1999 to purchase a majority of the common stock of Fusion Capital Corp. ("Fusion"), a Florida corporation, entered into by the Company and Fusion, the Company simultaneously issued a loan to Fusion of $37,000 to be disbursed in 10 equal installments from June 14,1999 through August 16,1999. Ten separate promissory notes of $3,700 were executed, each providing for interest at a rate of 6% and each payable within 6 months from the date of issuance. The balance due on the notes was $37,990 on December 31, 1999 includes accrued interest of $990.


The Company has extended the payment terms of these notes for another six months witht he first payment being due June 14, 2000.


Fusion was organized in 1996 and had been in the business of placing credit card terminals among merchants and has a trained sales force and proven revenues. Such an acquisition would alleviate the need for the Company to recruit, hire and train its own sales force for the placement of the FoneCash terminals. Discussions on the proposed acquisition have commenced but no definitive terms have been agreed upon.

NOTE 5--PREPAID EXPENSES

Prepaid expenses consists of a payment of $25,000 on April 29,1999 for the cost of printing brochures containing product and company information. The printing costs will be charged to income as the brochures are distributed. No brochures have been distributed as of December 31,1999.

NOTE 6--PROPERTY AND EQUIPMENT

Property and equipment consist entirely of a production mold purchased during the year ended December 31, 1999 for $125,000. The mold has an estimated useful life of 3 years and is depreciated using the straight-line method. Depreciation expense was $41,667 for the year ended December 31, 1999.

NOTE 7--PATENT RIGHTS

On November 1, 1997 the Company entered into a license agreement with Thomas J. Ulrich. Under this agreement the Company will acquire an exclusive license under the licensor's patent rights for U.S. patent number 4,803,719, pertaining to telephone line powered applications, for the primary purpose of utilizing the licensor's invention through sales of products and services. The Company is required to make payments of $30,000 for a non-refundable license execution fee based upon capital funding, and for royalties based upon gross sales of all licensed products sold. As of December 31, 1999 a license execution fee of $5,000 was capitalized and is being amortized over the remaining life of the patent of 5 years. The balance of the license execution fee of $25,000 is due upon funding of an Initial Public Offering or other financing exceeding $500,000. The agreement also provides for a royalty of 3% of the gross sales of all licensed products and an annual minimum fee of $10,000 in 2000 and $20,000 for each year thereafter. In addition, minimum sales revenues of $500,000 for the year 2000 to a total of $2 million in sales after the year 2003 and thereafter were agreed to.

NOTE 8--LONG-LIVED ASSETS


The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by an asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carry amount or fair value less costs to sell.


NOTE 9--CASH SURRENDER VALUE OF LIFE INSURANCE

The variable universal life insurance policy carried on the life of the president of the Company has a cash value of $17,732 on December 31,1999. There were no borrowings against the cash surrender value.

NOTE 10--NOTE PAYABLE

The Company has a bank line of credit with Fleet Bank, N.A. that provides short-term borrowings up to $50,000. Interest on advances is payable monthly at two and three quarters of one percent (2.75%) over the prime rate. The note payable to the bank is uncollateralized and is personally guaranteed by the President of the Company. There is an outstanding balance on the bank line of credit of $7,500 as of December 31, 1999.

NOTE 11--RELATED PARTY TRANSACTIONS

The Company was indebted to an officer/stockholder for expenses advanced on behalf of the Company, in the amount of $26,586 at December 31,1999. There are no specific terms for repayment.

The Company leases its executive offices and storage facilities from the president of the Company under a month-to-month operating lease. Rent expenses of $17,373 was charged to operations during the year ended December 31,1999, and $32,485 was charged to operations for periods prior to 1999.

The Company utilizes Advance Data Information Corporation ("ADI"), a Taiwan corporation owned by a director/shareholder of the Company, as its research and development laboratory. Research and development expenses under this arrangement totaling $52,906 were charged to operations during the year ended December 31,1999.

The Company purchased 1,000,000 shares representing an 8% interest in Tradeandswap.com, Inc. ("Trade and Swap") for $50,000. A consultant of the Company is a shareholder and principal officer of Trade and Swap.

Trade and Swap is a privately-held corporation that facilitates barter and trade swaps for individuals and businesses over a proprietary Internet web site.



The Company has adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investment in Debt and Equity Securities" (SFAS 115), to account for its investment in Trade and Swap. The investment in TradeandSwap is carried at cost, as there is no readily available market for these shares. If an other-than-temporary impairment resulting from a decline in fair value in the investment shall be considered to have occurred, the cost basis shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings as a realized loss. The Company judges the appropriateness of the carrying value of the shares by referencing three similar businesses on the Internet, namely, E-Bay, Amazon.com and Priceline.com, and makes this determination with advice from one of its consultants. The Company also reviews the carrying value of its investment through daily discussions with its consultant, which include updating management of the Company of the stock prices of the three referenced companies and any news releases that may indicate earnings or loss of earnings, increase or decrease in revenues, increase in competition, or any other factors that might indicate loss of market or a substantial change in public attitudes towards barter and auction businesses on the Internet.


NOTE 12--CONSULTING AGREEMENTS

On February 4, 1998 the Company entered into a consulting agreement with East Coast Entertainment, Inc. ("ECE") requiring payments of $50,000 per year in monthly installments once the Company attains gross revenues of $300,000.ECE will be assigned administrative duties including, but not limited to, publicity, advertising, public relations, investors relations programs, news releases, hiring of all necessary outside contractors for any specialized projects, printing and development of the Company's annual reports, preparation of any design, print or art work, camera ready art, distribution of reports and corporate releases to State and Federal securities agencies. ECE is entitled to $100,000 annually once the Company achieves $500,000 in gross revenues. ECE is entitled to participate in the Company's stock option plans and group health plans pursuant to the same terms that apply to all senior key executives and other employees of the Company. The agreement is renewable annually for a period of ten years. No expenses have been recognized under this arrangement for the year ended December 31, 1999.


The Company entered into another consulting agreement with Advance Data Information Corporation ("ADI"), a Taiwan corporation owned by a director/stockholder of the Company, in which ADI will act as the research and development laboratory for the Company. The Company shall have exclusive ownership rights to any and all products that are developed as a result of this agreement. As of December 31,1999, the Company has issued 200,000 shares of its common stock at par value to Dr. Wu in return for the consulting agreement and the Board of Directors voted to issue an additional 1,800,000 shares at par value for services rendered from Inception to December 31,1999.


                                    PART III

ITEM 1 - INDEX TO EXHIBITS

The Following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

EXHIBIT NUMBER                    DESCRIPTION OF DOCUMENT

3.1            Certificate of Incorporation as filed on August 7, 1997*

3.2            Amendment to Certificate of Incorporation as filed on November
               4, 1997*

3.3            Bylaws*

4.1            Form of Stock Certificate*

10.1 Employment Agreement dated August 1, 1997 by and between the Company and Mr. Daniel E. Charboneau*

10.2           License Agreement for Patent Rights dated November 1, 1997*

10.3           Consulting Agreement with East Coast Entertainment dated February
               4, 1998*

10.4           Consulting Agreement with Advance Data Information dated October
               10, 1997*


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

10.5           Employment Agreement dated August 7, 1997*

10.6           Sands Brothers & Co., LTD, dated March 6, 2000

10.7           Employment Agreement dated July 1, 1999

27.1           Financial Data Schedule*

* Incorporated by reference to Registration Statement on Form 10-SB, filed with the Securities and Exchange Commission on December 30, 1999.

ITEM 2 - DESCRIPTION OF EXHIBITS

The required exhibits are attached hereto, as noted in Item 1 above.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized

                                         Fonecash, Inc



Date: April 18, 2000                      /s/ Daniel E. Charboneau



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